Exhibit 12.1

Regency Centers Corporation and Regency Centers, L.P.
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,
	2011	2010 (1)	2009 (1)		2008 (1)	2007 (1)
Fixed Coverage Ratio:
Add: pre-tax income from continuing operations before adjustment for income or loss from equity investees and noncontrolling interests in consolidated subsidiaries	$42,000	12,743	(10,559)		114,259	161,929
Add: fixed charges	153,648	158,560	157,888		159,192	146,356
Add: distributed income of equity investees	43,361	41,054	31,252		30,730	30,547
Subtract: capitalized interest	(1,480)	(5,099)	(19,062)		(36,511)	(35,424)
Subtract: preferred stock dividends / preferred unit distributions	(23,400)	(23,400)	(23,400)		(23,400)	(23,400)
Subtract: noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(55)	(66)	(59)		(41)	(869)
Earnings	$214,074	183,792	136,060		244,229	279,139

Fixed Charge Data:
Interest expensed and capitalized	$124,707	129,837	128,551		131,009	118,987
Amortized premiums, discounts and capitalized expenses related to indebtedness	2,860	2,957	3,517		2,981	1,987
Estimate of the interest within rental expense	2,680	2,366	2,420		1,802	1,982
Preferred stock dividends / preferred unit distributions	23,400	23,400	23,400		23,400	23,400
Total fixed charges	$153,647	158,560	157,888		159,192	146,356

Ratio of earnings to fixed charges (2)	1.4	1.2	0.9	(3)	1.5	1.9
(1) As further described in Note 7 to Consolidated Financial Statements, historical amounts have been restated to reflect an immaterial adjustment relating to the Company's non-qualified deferred compensation plan.
(2) Historical amounts have been restated to conform to changes made to the 2011 calculation, which exclude from earnings distributions from equity investees for property disposals or refinancing.
(3) The Company's ratio of earnings to fixed charges was deficient in 2009 by $21.8 million, due to significant non-cash charges for impairment of real estate investments recorded in 2009 of $97.5 million,